
June 5, 2015

Robert Krolik
Chief Financial Officer
Yelp, Inc.
140 New Montgomery Street, 9th Floor
San Francisco, CA 94105

> **Re:** **Yelp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarter Ended March 31, 2015**
> **Filed May 1, 2015**
> **File No. 001-35444**

Dear Mr. Krolik:

We have reviewed your filing and have the following comments.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Description of the Business, page 1

1.  You note that you utilize software that uses objective standards to determine the "reliability and utility of reviews" submitted by users.  Elsewhere in your disclosure you have provided examples of objective criteria that would cause a review to be removed from your site, such as violating your terms of use.  Please also provide examples of objective criteria that would label a review either recommended or not recommended.

2.  Please expand you disclosure to discuss in greater detail why you expect traffic numbers to be weakest in the fourth quarter.

3.  You make several references to indicators such as "unique visitors," "mobile unique visitors," and "number of reviews." In your disclosure, please indicate how these non-financial performance indicators are tied to revenue, including whether they are used in considering economic arrangements between yourself and advertisers. If other non-financial performance indicators are used in considering these arrangements, please acknowledge them as well.

Risk Factors

*"Consumers are increasingly using mobile devices to access online services…,"* page 15

4.  You mention that you have limited experience in monetizing mobile products. Please expand on the challenges you have faced in meeting the needs of a mobile platform, including what is currently being done to monetize this platform and the effectiveness of your efforts.

*"If our users fail to contribute high quality content or their contributions are not valuable to other users, our traffic and revenue could be negatively affected,"* page 16

5.  Please disclose whether robots or spam accounts posting false reviews on your platforms have any material adverse effect or risk on your ability to provide consumers with valuable content.

Local Advertising, page F-10

6.  We note your disclosure that local advertising revenue is generated primarily through fixed monthly fee advertising plans and is recognized ratably over the service period, net of customer discounts. Please update your disclosure to include your revenue recognition policy for performance-based advertising or CPC arrangements.

Form 10-Q for the Quarter Ended March 31, 2015

Condensed Consolidated Statements of Cash Flows, page 4

7.  Tell us the nature of the 189% increase in the provision for doubtful accounts and sales returns relative to your 55% revenue growth during the quarter just ended.

Local advertising, page 20

8.  Addressing the trend towards performance-based advertising, please disclose to what extent CPC advertising contributed to the growth in local advertising revenue and whether the clicks were generated primarily through your mobile-optimized website and mobile app. Refer to Item 303 of Regulation S-K.

Robert Krolik
Yelp, Inc.
June 5, 2015
Page 3


Brand Advertising, page 20

9.  Please disclose the reasons for the 11% decline in brand advertising, which we
    understand is a high margin business for you.  In your public statements, you attributed
    such decline to the industry headwinds related to the shift to programmatic advertising
    and the lower CPM.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    You may contact Kathryn Jacobson, Staff Accountant at 202-551-3365 or Robert S.
Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments
on the financial statements and related matters.  Please contact Emily Drazan, Staff Attorney at
202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810
with any other questions.


                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director


cc:    Laurence Wilson, General Counsel

       David Leinsipp, Esq.
       Cooley LLP